UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
March 8, 2012

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Medicis Pharmaceutical Corporation

File No. 1-14471 - CF#27564

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Medicis Pharmaceutical Corporation submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-Q filed on November 9, 2011.

Based on representations by Medicis Pharmaceutical Corporation that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.1	through July 21, 2021
Exhibit 10.2	through August 4, 2021
Exhibit 10.3	through September 6, 2021
Exhibit 10.4	through September 12, 2021

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brigitte Lippmann
Special Counsel